UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2008
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: November 20, 2008

For immediate release
November 20, 2008

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & Representative Director
Stock Code:	6586
Report on Results of Repurchases of Shares
(Stock Repurchases under the Provision of Articles of Incorporation
Pursuant to Paragraph 2, Article 165 of the Corporate Law of Japan)
     Makita Corporation hereby reports on the results of repurchases of shares of its common stock in conformity with Article 156 of the Corporate Law, as applied pursuant to Paragraph 3, Article 165 of the Corporate Law.
     Results of Repurchases

1 Type of shares repurchased:	Common stock
2 Total number of shares repurchased:	3,000,000 shares
3 Total cost of repurchases:	5,686,966,300 yen
4 Period of repurchases:	From November 5, 2008 to November 19, 2008 (Contract basis)
5 Method of repurchases:	Purchase in Tokyo Stock Exchange
     (Reference)
     Details of resolution of the board of directors meeting held on October 31, 2008.

(1) Type of shares to be repurchased:	Common stock
(2) Total number of shares to be repurchased:	Up to 3,000,000 shares (Ratio to the number of outstanding shares: 2.13%)
(3) Aggregate repurchase amount:	Up to 6 billion yen
(4) Period of repurchases:	From November 4, 2008 to December 12, 2008

1
English Translation of press release originally issued in Japanese language